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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*


                           The Yankee Companies, Inc., a Florida corporation
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                        902 Clint Moore Road, Suite 136
--------------------------------------------------------------------------------
                                    (Street)

                           Boca Raton, Florida 33487
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                          AmeriNet Group.com, Inc.

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

                                   59-3532520
________________________________________________________________________________
4.   Statement for Month/Year

                                    November 1999
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)
                                                  Consultants
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                           6/24/99       P                80,000     A      $0.25     1,082,211             D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           8/3/99        P                30,000     A      $0.25     1,112,211       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           10/15/99       J                94,602     D       (1)      1,017,609
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           11/11/99      J                53,100     A       (2)      1,070,709          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           11/11/99      J                13,275     D       (3)      1,057,434
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           11/11/99      J                13,275     D       (3)      1,044,159
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           11/11/99      J                6,231      D       (3)      1,037,928
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           11/11/99      J                3,500      D       (3)      1,034,428
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           11/11/99      J                1,000      D       (3)      1,033,428
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           11/11/99      J                2,500      D       (3)      1,030,928
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           11/17/99      J                18,000     A       (4)      1,048,928          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           11/17/99      S                9,600      D     $2 9/16    1,039,328
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                           11/17/99      S                6,000      D     $2 5/8     1,033,328
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           11/17/99      S                2,400      D     $2 17/32   1,030,928
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           11/18/99      J                10,000     A        (4)     1,040,928
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           11/19/99      P                200,000    A     $50,000    1,240,928      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           12/1/99       J                181,727    A       (5)      1,422,655       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           12/1/99       J                90,863     D        (6)     1,331,792
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           12/1/99       J                18,000     D        (7)     1,313,792
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           12/7/99       J                 5,000     A        (8)     1,318,792
====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Not Applicable
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) Yankees received on 8/25/99 150,00 shares for arranging the acquisition of American Internet and due to the performance of American Internet a second amendment to reorganization agreement was entered into and according to the agreement a portion of the shares that Yankees and the stockholders of American Internet had received were returned to the Issuer.

(2) Per the Yankees Consulting Agreement, Section 1.4 it is entitled to compensation from AmeriNet equal to 10% of the compensation paid for each acquisition it arranges. Yankees arranged for the acquisition of WRIwebs.com, Inc., a Florida corporation and is entitled to 53,100 shares of AmeriNet stock.

(3) From the 53,100 shares that Yankees received for the acquisition of WRI Yankees gave 13,275 shares each to J. Bruce Gleason and Michael D. Umile, and 6,231 shares to Lynn Poppitti. Awarded to Secretary of Yankee, Vanessa Lindsey 3,500 shares, employees of Yankee Ilene Scheinbart 1,000 shares and Warren Hirt 2,500 shares as a bonus.

(4)  Shares were loaned to Yankees from the Calvo Family Spendthrift Trust.

(5) Per the Yankees Consulting Agreement, Section 1.4 it is entitled to compensation from AmeriNet equal to 10% of the compensation paid for each acquisition it arranges. Yankees arranged for the acquisition of Trilogy International, Inc., a Florida corporation and is entitled to 181,727 shares of AmeriNet stock.

(6) From the 181,727 shares that Yankees received for the acquisition of Trilogy Yankees gave 90,863 shares to Robert Pozner.

(7) Shares loaned from the Calvo Family Spendthrift Trust to Yankees were returned to Calvo Family.

(8)  Shares were loaned to Yankees from Carrington Capital Corp.


/s/ Leonard Miles Tucker, President on behalf
    of The Yankee comapnies, Inc.                            December 1, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.